UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011
________________________

TAT TECHNOLOGIES LTD.
(Translation of registrant’s name into English)
________________________

P.O.BOX 80, Gedera 70750 Israel
(Address of registrant’s principal executive office)
________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒ If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release re TAT Technologies announced it signed a settlement agreement with First Aviation Services Inc.

ITEM 1

TAT Technologies Announced it Signed a Settlement Agreement
With First Aviation Services, Inc.

GEDERA, Israel, Tuesday, June 30, 2011 --- TAT Technologies Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, today announced it signed a Settlement Agreement with First Aviation Services Inc. (“FAvS”).

On December 4, 2009, TAT’s indirect subsidiary, Piedmont Aviation Component Services, LLC (“Piedmont”), acquired 5,766,667 Class B Common shares of FAvS, representing 37% of FAvS's then share capital and on a diluted basis and $750,000 of FAvS Preferred Shares (entitling Piedmont to cash dividends at an annual rate of 12% payable quarterly or at the discretion of FAvS to PIK dividends payable in additional Preferred Shares at an annual rate of 15%).  In consideration for such shares, Piedmont transferred to FAvS its propeller and parts businesses and guaranteed for a period of up to two years up to $7 million of the bank debt incurred by FAvS to fund the transaction described in the next paragraph. FAvS is a provider of products and services for the global aviation industry and provides supply chain management services and maintenance and repair services for various wheels, brakes and starter/generators.

As part of the transaction described above, FAvS also acquired all the assets and liabilities of Kelly Aerospace Turbine Rotables ("KATR") for a cash consideration of $7 million (guaranteed by Piedmont). KATR specializes in renovation and repair of landing gear, safety equipment and hydraulic and electrical components for corporate, regional and military aircraft.

On October 1, 2010, Piedmont agreed to secure the guarantee mentioned above for $6.6 million, by providing a letter of credit to the lender for FAvS. Such guaranty was for a period of 15 months ending December 31, 2011 and its amount was to be reduced as such debt amortized in increments of $0.1 million per month. Piedmont was also granted a second lien on the assets of FAvS to secure the repayment obligations of FAvS in the event that the letter of credit was drawn upon. Piedmont also entered into an intercreditor agreement with the lender to FAvS which subordinated Piedmont’s claims if the letter of credit is drawn upon to the obligations of FAvS to the lender.

A commercial dispute has existed between Piedmont and FAvS relating to the propeller maintenance business which had been contributed to FAvS by Piedmont as part of the transaction discussed above.  The commercial dispute began in April 2010 when a customer of the propeller maintenance business requested reimbursement from FAvS for damages to certain propellers.  FAvS then sought reimbursement from Piedmont for such amounts.  Although Piedmont rejected all of FAvS’ claims with regards to Piedmont’s responsibility for the claimed damages, the parties reached an agreement pursuant to which Piedmont loaned $700,000 to FAvS and agreed to bear a portion of the additional cost of the replacement of propeller blades that FAvS would be responsible for. In exchange FAvS agreed to waive all claims against Piedmont with respect to such customer. Such loan was subsequently forgiven as part of this settlement agreement.

Notwithstanding such waiver, in the last quarter of 2010, FAvS again asserted claims against Piedmont relating to the propeller maintenance business, including claims not previously asserted.  In order to finally settle all disputes between them, on June 29, 2011 Piedmont and FAvS entered into a Settlement Agreement and Release (the “Settlement Agreement”).  Pursuant to the Settlement Agreement, each party fully released the other party and acknowledged that the settlement was a compromise of disputed claims and was not to be construed as an admission of liability or wrongdoing.  In addition, each party agreed not to disparage the other and Piedmont paid an aggregate of $700,000 to FAvS.

Simultaneously with the execution of the Settlement Agreement, Mr. Aaron Hollander, the Chief Executive Officer and controlling stockholder of FAvS, purchased 3,322,259 shares of Class A Common Stock of FavS at a price of $.903 per share (for an aggregate price of $3 million).  In addition, Piedmont agreed to extend its guarantee of the bank debt incurred by FavS to fund the KATR transaction through June 30, 2013 and to continue to provide a letter of credit to secure such guarantee.  The amortization schedule for such debt was revised so that no amortization will occur until June 30, 2012.  Thereafter the debt will amortize at the rate of $200,000 per month.

The Stockholders Agreement entered into in 2009 between Piedmont and Mr. Hollander was also amended to delete the reciprocal drag along rights and to provide that Piedmont may designate one member to the Board of Directors of FAvS (rather than the two provided in the original agreement).  Finally, the Rights Agreement entered into in 2009 between Piedmont and FAvS was amended so that Piedmont’s right to approve certain material corporate actions by FAvS has been limited to the right to approve contracts or agreements with affiliates of FAvS.  The amendment also provides that the approval of Piedmont will not be required if FAvS seeks to raise additional capital from Mr. Hollander so long as the consideration being paid by Mr. Hollander is not less than the consideration that would be paid by a third-party in an arms-length transaction and is fair, equitable and reasonable under the circumstances.

About TAT Technologies LTD

TAT Technologies LTD is a leading provider of services and products to the commercial and military aerospace and ground defense industries.

TAT operates under four segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) OEM of Electric Motion Systems (iii) Heat Transfer Services and Products and (iv) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of OEM of Electric Motion Systems primarily include the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT also holds approximately 37% of the equity of First Aviation Services, a world-wide distributor of products and services to the aerospace industry and a one-stop-shop for MRO services (wheels, breaks, propellers and landing gear) for the General Aviation Industry.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For more information of TAT Technologies, please visit our web-site: www.tat-technologies.com

Contact: Miri Segal-Scharia MS-IR LLC Tel: 1-917-607-8654 msegal@ms-ir.com	Yaron Shalem CFO Tel: +972-88628501 yarons@tat-technologies.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: June 30, 2011